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BY HAND AND EDGAR

Mr. Michael Seaman

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4561

Re:	BankUnited, Inc.
Registration Statement on Form S-1
Filed October 28, 2010
File No. 333-170203

Dear Mr. Seaman:

On behalf of BankUnited, Inc. (the “Company”), enclosed please find a copy of Amendment No. 1 (the “Amendment”) to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the initial filing of the Registration Statement filed with the Commission on October 28, 2010.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of November 24, 2010 (the “Comment Letter”).  The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Staff’s comments.  The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.  Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement.  All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

Registration Statement on Form S-1

General

1.                                       In your next amendment, please fill in the numerous blanks that do not contain pricing-related information.

The Company has added the information identified in the Staff’s comment in the Registration Statement other than the following information which, as further described below, depends on pricing information, and, accordingly, cannot be completed until the Company has an estimate of the price range for the offering:

•                  the amount of the common stock split, which the Company will effect prior to the consummation of the offering and which will be determined based on the estimated price range;

•                  the number of shares of common stock and the number of shares of common stock issuable upon exercise of stock options in the Reorganization (as noted on page 130 of the Registration Statement, the allocation between shares of common stock and options in connection with the liquidation of BU Financial Holdings LLC will depend on the initial public offering price per share); and

•                  all items dependent on the amount of the common stock split and the allocation of shares of common stock and options in the Reorganization, including the anticipated amount of dividends per share of common stock, the number of authorized shares that will be set forth in the Amended and Restated Certificate of Incorporation and the number of shares to be outstanding immediately preceding the offering.

Prospectus summary

Summary, page 1

2.                                       We note your statement that you are “building a premier, large regional bank . . . .” Please provide us with substantiation for this statement. Alternatively, you may revise to indicate that your goal is to build a premier large regional bank.

In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement to substitute the phrase “Our goal is to build…” for the phrase “We are building…”.

3.                                       Please provide us for substantiation for your statement that you were “one of the most profitable and well-capitalized bank holding companies in the United States” for the six months ended June 30, 2010.

The Company is furnishing supplementally to you as Annex A support for the statement that “For the nine months ended September 30, 2010, the Company was one of the most profitable and well-capitalized bank holding companies in the United States…”.

4.                                       Please revise your discussion in the first paragraph of page 2 by providing information regarding the returns of North Fork’s peers and the banking industry in general during the time frames discussed. Also indicate what sales multiples were common in the banking industry and with North Fork’s peers at the time of North Fork’s acquisition.

The disclosure has been revised in response to the Staff’s comment.  The Company is furnishing supplementally to you as Annex B support for the revised disclosure.

5.                                       Please provide us for substantiation for your statement that North Fork was “one of the most profitable and efficient banking companies in the United States.”

The Company is furnishing supplementally to you as Annex C support for the statement that North Fork was “one of the most efficient banking companies in the United States…”. The Company advises the Staff that the Company deleted the words “most profitable” from this phrase in the Registration Statement.

The Acquisition, page 2

6.                                       You state on page 3 “The discount was one of the most favorable achieved relative to other FDIC-assisted transactions.” However, immediately before that sentence you indicate that purchase price of the covered assets represented their fair market value at the purchase date. Please revise your disclosures regarding the degree to which the acquisition was “one of the most favorable” to highlight the fact that the significance of the discount could be viewed as evidence of the poor quality of the assets acquired and that the discount was negotiated in conjunction with the issuance of the warrant to the FDIC, allowing them to participate in the upside.

The disclosure has been revised in response to the Staff’s comment.

Our Competitive Strengths, page 3

7.                                       Here and elsewhere in the filing, please eliminate the phrase “Best-in-class management team.”

The Company advises the Staff that the Company deleted the phrase “best-in-class management team” in response to the Staff’s comment.

8.                                       Please revise the first bullet point on page 4 to indicate the estimated deterioration in the Covered Assets.

In response to the Staff’s comment, the Company has revised the disclosure to add the phrase “the Bank’s current estimate of cumulative losses on the Covered Assets exceeds the $4.0 billion stated loss threshold in the Loss Sharing Agreements.”

9.                                       Following this section, please include a section captioned “Risks We Face” or something similar and provide a cross reference to the Risk Factors section.

A section captioned “Risks We Face” has been added immediately after the section entitled “Our Competitive Strengths” in response to the Staff’s comment.

Summary Historical Consolidated Financial Data, page 10

10.                                 Please revise note (4) on page 12 to define “ACI loans” for the reader.

The disclosure has been revised in response to the Staff’s comment.

Risk Factors, page 13

11.                                 Many of your risk factors are generic. Please revise the filing to eliminate risk factors that could apply to any public company or registrant in your industry. For the remaining risk factors, please specifically describe how the risks apply to you.

The disclosure has been revised in response to the Staff’s comment.

12.                                 Please eliminate the last sentence of the introductory paragraph.

The last sentence of the introductory paragraph has been eliminated in response to the Staff’s comment.

13.                                 Please avoid making statements such as “there is no guarantee” that and “we cannot predict” whether an event might or might not happen. The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide any guarantees or make predictions.

The disclosure in the “Risk Factors” section has been revised in response to the Staff’s comment.

Failure to comply with the terms of our Loss Sharing Agreements with the FDIC, page 13

14.                                 We note your disclosure that you may experience difficulties in complying with the requirements of the Loss Sharing Agreements. Please revise to explain more clearly the particular requirements with which you may experience difficulty complying with.

The disclosure has been revised in response to the Staff’s comment.

Our business is highly susceptible to credit risk, page 13

15.                                 We note your disclosure that “[a]lthough we have the Loss Sharing Agreements, the agreements do not cover 100% of the losses attributable to Covered Assets, and credit losses on such assets . . . could still have a material adverse effect on our operating results.” However, on pages 4 and 96 you list “Limited credit risk exposure for Covered Assets” as a competitive strength. Please reconcile this disclosure.

The disclosure has been revised in response to the Staff’s comment.

Delinquencies and defaults in residential mortgages have recently increased, creating a backlog in courts, page 14

16.                                 Please disclose the length of any material delays you have experienced with respect to collecting loss share payments.

The Company respectfully advises the Staff that the Company has had no material delays in collecting loss share payments from the FDIC.  However, the Company has experienced delays in the foreclosure process, which delays the ultimate resolution of covered loans and the Company’s ability to submit its loss share claims to the FDIC.  This should not be confused with the Company’s ability to collect payments from the FDIC, as the Company has experienced no material delays once the loss share claims have been submitted.  The disclosure has been revised to clarify this point.

Hurricanes or other natural or man-made disasters, page 18

17.                                 We note your reference to “man-made” disasters. Please revise to explain the types of man-made disasters that present a material risk to your operations.

The Company advises the Staff that this risk factor has been eliminated and a reference to “man-made” catastrophes has been added to the risk factor entitled “The geographic concentration of our markets in the coastal regions of Florida makes our business highly susceptible to local economic conditions and natural disasters” on page 13.  Additionally, the Company has revised the disclosure to explain “man-made” catastrophes include disasters such as the Gulf of Mexico oil spill.

Future material weaknesses in our internal controls, pages 20 — 21

18.                                 Please revise this risk factor to delete the extensive language in bullet points outlining your remedial measures, as such language mitigates the risk.

The disclosure on page 19 has been revised in response to the Staff’s comment.

Capitalization, page 33

19.                                 We note your disclosures in the footnotes to the financial statements regarding the vesting of your Profit Interest Units (PIUs) upon the consummation of an IPO, specifically including Note 12 of your June 30, 2010 financial statements. We also refer you to Note 15 of your December 31, 2009 financial statements, in which there appears to be unclear information as to when you will recognize compensation expense on the PIUs in connection with the consummation of an IPO, and your MD&A discussion of compensation expense to be recorded in the quarter in which this offering occurs. Please revise this section to specifically disclose whether or not there will be any affect on your capitalization upon the consummation of the IPO as a result of the IPU’s vesting and the related compensation expense. Further revise the other appropriate sections of your document to reconcile any such apparent inconsistencies or lack of transparency.

In response to the Staff’s comment, the Company has added disclosure in the “Capitalization” section. In addition,  the Company has revised the disclosure in Note 15 to the BankUnited, Inc. consolidated financial statements for the period from April 28, 2009 through December 31, 2009 in order to provide clarification as to the recognition of compensation expense related to the IRR-based PIUs.

Selected Historical Consolidated Financial Information, page 36

20.                                 Please revise here and throughout your document to label all non-GAAP measures as such.

The Company respectfully advises the Staff that it has labeled “tangible common equity to tangible assets” as a non-GAAP financial measure and has revised the disclosure to add information in accordance with Item 10 of Regulation S-K. The Company believes that “tangible common equity to tangible assets” is the only non-GAAP financial measure which had not previously been labeled as such.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Provision for Loan Losses, pages 43 and 52

Non-Interest Income, pages 43 and 53

21.                                 We note the numerous discussions throughout your document and in the footnotes to the financial statements that discuss the relationship of the loss sharing agreements that you have with the FDIC to your risk of loss on covered loans, the allowance and provision for loan losses, and various line items within the non-interest income section of the statements of income. Because loss sharing agreements are relatively new to the industry and because of the significant affect your loss sharing agreements has on your operations, we believe significant improvements can be made in providing transparency of how the loss sharing agreements affects your operations. Overall, it appears that your discussion of the loss sharing agreements and how its various elements flow through your financial statements may be confusing. For instance, clarify for a reader why an increase in the FDIC indemnification asset results in a corresponding increase in non-interest income. Clarify how provisions for loan losses on covered loans results in recording non-interest income. Consider the usefulness of tabular information on these relationships along with specific discussion of how each related item affected the other and to describe the trends each depicts.

The disclosure, including on pages 42 through 44, has been revised in response to the Staff’s comment.

22.                                 We note your general discussion of how changes in the indemnification asset occur. Please revise to disclose how changes of the variables described in the narrative affect the asset and resulted in the changes reflected in the rollforward of the asset. Discuss each line item in the rollforward, the specific factors contributing to each line item, and the related trends.

The disclosure on page 43 has been revised in response to the Staff’s comment.

23.                                 Please revise to provide a tabular presentation of the components of the net loss on indemnification asset resulting from net recoveries line item, including a discussion of the specific factors that drove each of the components and to discuss the related trends.

The disclosure on pages 43 and 44 has been revised in response to the Staff’s comment.

24.                                 Please revise to disclose the amount of covered loans sold in 2009.

The disclosure on pages 44 and 55 has been revised in response to the Staff’s comment.

25.                                 Please revise to provide a discussion of the types of OREO expenses that are covered by the loss sharing agreement with the FDIC, the amount of actual expenses incurred under the agreement, and the amount of the expenses reimbursed by the FDIC for all periods. Discuss the terms of the reimbursement agreement and the related historical and expected future trends.

The disclosure, including on pages 44 through 46, has been revised in response to the Staff’s comment.

26.                                 Please revise this section and the footnotes to the financial statement to clarify what your income from resolution of covered assets line item represents and what it is reported net of. Include disaggregated information, as applicable.

The disclosure on pages 43, 44 and F-16 has been revised in response to the Staff’s comment.

Non-Interest Expense, pages 45 and 55

27.                                 Please revise here and throughout the document to clarify your reasons for writing off the receivable from the FDIC in 2009 even though the dispute was not resolved at that time.

The disclosure on page 45 has been revised in response to the Staff’s comment.

28.                                 Please revise to specifically discuss the factors used to determine compensation expense for the PIUs in each period, how those factors changed between periods, and the related trends.

The disclosure on page 45 has been revised in response to the Staff’s comment.

29.                                 Please revise here and throughout the document to discuss the reasons for the increase in the value of the warrant issued to the FDIC and how you determined the amount of the liability at June 30, 2010.

The disclosure on page 46 has been revised in response to the Staff’s comment.

Financial Condition, page 46

30.                                 Please revise here and throughout the document to provide an expanded discussion of the specific nature of the investment securities covered by the loss sharing agreements with the FDIC, including the related terms of the agreements. If the FDIC has performed under this portion of the agreements, provide a related discussion of the affects on your financial condition and results of operations. Please provide a rollforward of the specific investments and any changes between periods.

The disclosure, including on pages 47 and 59, has been revised in response to the Staff’s comment.  The Company respectfully advises that Staff that it has not provided the rollforward because there have been no realized losses, OTTI or sales of covered securities, and the Company has not submitted any requests for reimbursement to the FDIC.

31.                                 Noting the percentages and thresholds of the loss sharing agreements discussed in this section, consider the potential benefit to a reader from the additional transparency that could be gained from including these variables in the discussion and in your tabular presentations. Doing so may provide increased clarification of how you determined the related amounts that are reflected in your financial statements.

The Company has considered the Staff’s comment and has expanded its disclosures to clarify the impact of the Loss Sharing Agreements on the Company’s results of operations as reflected in our revisions to the Registration Statement.

Loan Portfolio, page 60

32.                                 You state on page 61 that the majority of post-acquisition loans are purchased loans. Revise this section as well as your Business section on page 99 to address the following:

•                  Quantify the percentage of post-acquisition loans that are purchased loans.

•                  Clearly explain why you are purchasing more loans than you are originating internally.

•                  Identify the parameters for purchasing loans that are outside the footprint of your operations.

•                  You disclose that the majority of your post-acquisition loans are owner occupied, full documentation loans. Quantify the percentage of such loans compared to all post-acquisition loans and identify the nature of the rest of your post-acquisition loans.

•                  Explain how you select loans for purchase.

•                  Identify the types and underwriting criteria of loans purchased since the acquisition and identify the vintage of origination of those purchased loans.

•                  Discuss the extent to which post-acquisition refinancing loans are modifications of loans acquired from the Failed Bank.

The disclosure, including on pages 63, 64, 66 and 101, has been revised in response to the Staff’s comment.

Impaired Loans and Non-Performing Loans, page 65

33.                                 Please revise your table on page 66 to provide a footnote that quantifies the amount of covered loans that are excluded from your computations of nonaccrual and nonperforming loans. Revise the other sections of your filings where related ratios are presented to disclose your policy for excluding covered loans from these measures and to quantify the amount of covered loans excluded. Highlight the impact of excluding these amounts as well as the impact of your application of ASC 310-30 on these ratios, and discuss the fact that, as such, they may not be comparable to similar ratios of your peers.

The disclosure on pages 12, 36, 68 and 69 has been revised in response to the Staff’s comment.

Loss Mitigation Strategies, page 67

34.                                 Revise the appropriate sections of your document to more clearly describe and quantify your loan modifications for all periods presented.

•                  Clearly disclose how you determine whether a loan modification is a troubled debt restructuring (TDR).

•                  Quantify by type of concessions made on TDRs (reduction in interest rate, payment extensions, forgiveness of principal, etc.), and discuss your success with the different types of concessions.

•                  Clearly disclose the total amount of TDRs at each period end by loan type, accrual status, the amount that is considered impaired, the amount charged-off during the period, and any valuation allowance at period end. Provide this information separately for your ACI loans, non-ACI, and non-covered loans.

•                  Specifically disclose all the factors that you consider at the time a loan is restructured to determine whether the loan should accrue interest.

•                  Specifically address the specific modification strategies that you use on your negative amortization loans.

•                  Clearly address how the loan modifications affect and are contemplated by your FDIC loss sharing agreements.

•                  Refer to the disclosure requirements for TDRs in Industry Guide III.

The disclosure has been revised to clarify the fact that the Company does not have any TDRs as of September 30, 2010.  Modifications for negative amortization loans are covered by the Company’s HAMP processes as discussed in the Registration Statement.

ACI Loans, page 69

35.                                 Please revise your disclosures here to discuss how the indemnification asset was affected by the reversal of the allowance during the six months ended June 30, 2010, related to the two pools discussed here.

The disclosure on page 72 has been revised in response to the Staff’s comment.

Business

Our Market Area, page 97

36.                                 We note your disclosure regarding the non-compete agreements to which certain of your executive officers are subject. Please revise to disclose the names of these executives and to describe the scope and duration of any such agreements that could materially affect your expansion plans.

The disclosure on page 99 has been revised in response to the Staff’s comment.

Lease financing, page 99

37.                                 We note your disclosure regarding the acquisition of two leasing businesses in the fourth quarter of 2010. Please revise to discuss the material terms of these transactions.

The Company respectfully advises the Staff that while it has provided the included disclosure to describe the Company’s recent entry into the municipal and commercial leasing field, it has concluded that the terms of these acquisitions are not material. For additional information, please see the response to the Staff comment no. 52 below.

Regulation and Supervision, page 103

38.                                 You may not qualify this section by reference to the full text of the statutes, regulations and policies that are described. Please revise to eliminate the qualification and indicate that all material information is discussed.

The disclosure has been revised in response to the Staff’s comment.

BankUnited as a Federal Savings Association, page 103

39.                                 Please revise this section to discuss what you believe are the practical implications of shifting regulatory jurisdiction over BankUnited from the OTS to the OCC. Do the same in the next section with respect to your regulatory jurisdiction shift.

The disclosure has been revised in response to the Staff’s comment.

Management

Composition of Board, page 119

40.                                 Please revise to indicate the term of office for each of your directors. Refer to Item 401(a) of Regulation S-K.

The disclosure has been revised in response to the Staff’s comment.

Compensation committee, page 120

41.                                 Please revise to clarify whether each member of your compensation committee, at the time of the offering, will be “independent” under the applicable rules and regulations of the SEC and the NYSE.

The disclosure has been revised in response to the Staff’s comment.

Compensation Discussion and Analysis

Discretionary Cash Bonuses, page 124

42.                                 We note your disclosure that “Messrs. Kanas, Pauls, Bohlsen and Singh are eligible to receive discretionary cash bonuses, as determined in the sole discretion of our Board.” Please disclose how your Board will determine the amount of any such cash bonus. Refer to Item 402 of Regulation S-K.

The disclosure has been revised in response to the Staff’s comment.

Underwriters

Relationships with Underwriters, page 159

43.                                 Please revise to specify the services that the underwriters have engaged in for you and identify the relevant underwriters.

The disclosure has been revised in response to the Staff’s comment.

BankUnited Inc. and Subsidiaries - Consolidated Balance Sheet, page F-2

44.                                 Please revise the face of the balances sheets on pages F-2 and F-28 to separately disclose, either parenthetically or in separate line items, the assets covered by the loss sharing agreements.

The disclosure has been revised in response to the Staff’s comment.

45.                                 Please revise the interim balance sheet on page F-2 to clarify that the information for the period ended December 31, 2009 was derived from audited financial statements.

The header of the interim balance sheet on page F-2 has been revised to indicate that the period ended December 31, 2009 was derived from audited financial statements.

Note 3. Investment Securities Available for Sale, page F-10

46.                                 Please revise to provide a more robust discussion of the exchange of equity securities for other equity securities.

The disclosure has been revised in response to the Staff’s comment.

Note 4. Loans, page F-11

47.                                 Please provide a breakdown of your charge-offs by ACI loans, non-ACI loans, and non- covered loans.

The disclosure has been revised in response to the Staff’s comment.

BankUnited, Inc. — Consolidated Financial Statements for the period from April 28, 2009 (date of inception) through December 31, 2009

Note 1. Summary of Significant Accounting Policies

Allowance for Loan Losses, page F-38

48.                                 Please revise to disclose whether management believes that the Allowance for Loan Losses (ALL) is “appropriate” at each balance sheet date based on the requirements of US GAAP. The reference to adequacy of the ALL refers to whether the ALL is sufficient for the risk inherent in the portfolio as of the balance sheet date and does not necessarily mean that the level of the ALL is appropriate under GAAP.

The disclosure has been revised in response to the Staff’s comment.

Note 7.  Other Real Estate Owned, page F-38

49.                                 Please revise your table of Other Real Estate Owned to separately present your covered assets from non-covered assets.

The disclosure has been revised in response to the Staff’s comment.

Exhibits

50.                                 Please include the Loss Sharing Agreements in the exhibit index and indicate that they are included as Annexes to the Purchase and Assumption Agreement.

The exhibit index has been revised in response to the Staff’s comment.

51.                                 It appears that certain schedules and/or exhibits have not been included in exhibit 10.1. Please refile the exhibit in its entirety.

The Company respectfully advises the Staff that Exhibit 10.1, the Purchase and Assumption Agreement, dated as of May 21, 2009, among Federal Deposit Insurance Corporation, Receiver of BankUnited, FSB, Coral Cables, Florida, Federal Deposit Insurance Corporation and BankUnited, is an accurate and complete copy of that agreement as executed. Schedules 4.15A, 4.15B and 4.15C and Exhibit 4.15C were not included in the agreement when executed, in accordance with customary practice for similar FDIC-assisted transactions.

52.                                 We note that you have yet to file a number of exhibits. Please file these exhibits with your next amendment. In addition, please file as exhibits the acquisition agreements, described on page 99, pursuant to which you acquired United Capital Business Lending and Pinnacle Public Finance in the fourth quarter of 2010, and the LLC Agreement, described on page 125, which contemplates the Reorganization.

The Company has filed additional exhibits with the Amendment in response to the Staff’s comment. The Company will file all remaining exhibits in subsequent amendments to the Registration Statement.  The Company acknowledges that the Staff may have comments after reviewing materials filed as exhibits in a subsequent amendment to the Registration Statement.

The exhibits to be filed include:

•                  the form of Underwriting Agreement (Exhibit 10.1), Registration Rights Agreement (Exhibit 10.9) and Director Nomination Agreement (Exhibit 10.10), each of which is still being negotiated among the parties — however, a summary of the expected material terms of the agreements has been included in the Registration Statement;

•                  the form of Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws (Exhibits 3.1 and 3.2), each of which is still being drafted and certain elements of which depend on the amount of the common stock split which will be determined based on the estimated price range — however, a summary of the expected material terms of the documents has been included in the Registration Statement;

•                  the BankUnited, Inc. 2010 Omnibus Equity Inventive Plan (Exhibit 10.8), which is still being drafted — however, a summary of the material terms of the document has been included in the Registration Statement;

•                  Specimen common stock certificate (Exhibit 4.1); and

•                  Opinion of Skadden, Arps, Slate, Meagher & Flom LLP (Exhibit 5.1), which contains share information dependent on the amount of the common stock split which will be determined based on the estimated price range.

The Company respectfully advises the Staff that the Company does not believe the acquisition agreements pursuant to which it acquired certain assets of Butler Capital Corporation and of Koch Financial Corporation in the fourth quarter of 2010 are required to be filed pursuant to Item 601(b)(10)(i) of Regulation S-K as they were not material to the Company.

In connection with the Butler acquisition, the Company acquired certain assets, including approximately $45 million in loans and leases, fixed assets and employees from Butler, and the business operates within the Company as United Capital Business Lending.  The assets acquired constituted less than 1% of the Company’s consolidated total assets at September 30, 2010.  In connection with the Koch acquisition, no loans or leases were acquired.  The Company did acquire a team of professionals and fixed assets from Koch Financial Corporation, and the business operates within the Company as Pinnacle Public Finance.  The assets acquired constituted less than 1% of the Company’s consolidated total assets at September 30, 2010.

53.                                 We note your disclosure in Item 14 on page 11-2 that you intend to enter into indemnification agreements with each of your directors and officers prior to completion of the offering. Please file the form of such agreements as an exhibit. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

The Company has filed the form of indemnification agreement with the Amendment as Exhibit 10.12 in response to the Staff’s comment.

We also note for the benefit of the Staff that we have reclassified certain amounts within the table presenting the composition of loans receivable by type and the table presenting the breakdown of 1-4 single family residential loans between fixed rate and ARM mortgages, both included in Note 5 to the BankUnited, Inc. consolidated financial statements for the period from April 28, 2009 through December 31, 2009.

* * * * *

If you have any questions or require any additional information, please telephone the undersigned at (212) 735-4112 or Dwight S. Yoo at (212) 735-2573.

Sincerely,

/s/ Richard B. Aftanas
Richard B. Aftanas

cc:	Paul Cline, Securities and Exchange Commission
Kevin W. Vaughn, Securities and Exchange Commission
David Lin, Securities and Exchange Commission
John A. Kanas, BankUnited, Inc.
Richard D. Truesdell, Jr., Esq., Davis Polk & Wardwell LLP